FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

March 5, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is March 5, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports final TAR-012 drill results from Minera Afrodita, provides an update on exploration and announces trading on OTCQX International.

Item 5.	Full Description of Material Change

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt:D05) is pleased to announce that it has received final assay results from Minera Afrodita relating to drillhole TAR-012 in the Taricori Gold Zone within the Cordillera Del Condor, northwest Peru.  Dorato has a right to acquire 100% of Minera Afrodita.

Final drillhole results for TAR-012, determined via metallic screen analysis: 18.0m grading 41.58 g/t gold and 46.9 g/t silver.  This compares favourably with provisionally reported results of 18.0m grading 35.9 g/t gold and 46.9 g/t silver (see NR10-06 for details).

Metallic screen assay results are more reliable than traditional gravimetric assay because reported grade is weighted between fine and coarse fractions - high grade samples at Taricori are repeatable, which is a very positive development.  Metallic screen results from drillhole TAR-012 demonstrate that an abundance of the gold occurs in the fine fraction of these samples, and there is good reproducibility as compared to the 50g gravimetric fire assay method, particularly for the highest-grade samples.

Drillhole assay summaries are included in Table 1 below and the location of the drillhole is included in Figure 1.

Exploration Update

Dorato has received clarification from Minera Afrodita, with respect to Minera Afrodita’s exploration activities at the Taricori Project within the Cordillera Del Condor, northwest Peru.  Minera Afrodita has requested confirmation from OSINERGMIN (the Peruvian mining regulator) that a suspension of exploration activities can only be ordered as a precautionary measure or as a penalty in a sanctionatory administrative procedure.  Today OSINERGMIN provided confirmation that no sanctionatory procedure has been initiated and that no precautionary measure has been issued against Minera Afrodita with respect to Afodita’s exploration activities.  Minera Afrodita’s program will resume in due course.

US Markets

Dorato is also pleased to announce that the Company has begun trading in the US on OTCQX® International under the symbol “DRIFF”.  The OTCQX marketplace is the premier tier of the U.S. Over-the-Counter market.  The quality-controlled OTCQX listing platform offers investors transparent trading and easy access through regulated U.S. broker-dealers.   Investors can find current financial disclosure and real-time Level 2 quotes for the company on www.otcqx.com.  Dorato Resources Inc. is currently an SEC reporting issuer.

Drill Results Details

Final results, determined via metallic screen analysis: 18.0 m grading 41.58 g/t gold and 46.9 g/t silver.  The Taricori structure is interpreted to be dipping south and TAR-012 was collared normal to the structure. The drill core is not oriented and there is insufficient information to presently determine the precise dip of the structure, but the true thickness is interpreted to be in the range of 12-18 m.

A second intersection was provisionally reported as 22.7 m grading 3.39 g/t gold included 7.04 m at 8.78 g/t gold.  This intersection also showed good repeatability with a slight reduction to 22.7 m grading 2.96 g/t gold and 16.2 g/t silver, including 7.04 m grading 7.4 g/t gold and 22.7 g/t silver.

These intersections are considerably thicker and higher grade than those exposed by the informal underground mining, where mine workings typically occur over 1-2 metres.  The Minera Afrodita drilling therefore provides the first indication of the true size and grade potential at Taricori.

Table 1:  TAR-012 Final Results

DRILLHOLE		FROM	TO	WIDTH	GOLD	SILVER	ZINC
TAR-012	Interval 1	16	34	18.0m	41.58 g/t	46.9 g/t	1.07%
	including	20	34	14.0m	53.37 g/t	59.6 g/t	1.37%
	and	22.0	23.22	1.22m	602.98 g/t	574.94 g/t	10.95%
	Interval 2	49.3	72.0	22.70m	2.96 g/t	16.2 g/t	0.96%
	including	64.96	72.0	7.04m	7.4 g/t	22.7 g/t	1.39%
	and	64.96	65.91	0.95m	32.39 g/t	88.7 g/t	6.88%

*using a cut-off of 0.25 g/t gold and allowing 2.29m of dilution

Metallic Screen Analysis

Samples reporting greater than 30 g/t gold by 50 g gravimetric fire assay were reported as provisional (previous news release NR10-06) while being re-analysed by the industry-standard screen assay method as a check on the initial results.  Taking advantage of a larger and more representative sub-sample (500 g), the sample is pulverized and screened to -150 mesh. Both the over-size (coarse) and screened (fine) material are subsequently analysed by fire assay (the latter being in  duplicate) and a total gold content for the sample is then calculated from the results - grades for fine and coarse fractions are weighted according to the relative mass of the samples.  The method is used to identify problems such as coarse gold, which is manifested by poor reproducibility in high-grade samples.

Figure 1:  Drill Locations

Qualified Person

EurGeol Keith J. Henderson, P.Geo. the Issuer’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Issuer as he is an officer and a director.

The analytical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Cuenca, Ecuador for preparation and on to Vancouver, BC for analysis.  Au is analyzed by fire assay on a 30g aliquot followed by fusion and an ICP-OES finish.  Samples greater than 10 ppm are analyzed by classical gravimetric fire assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Certified reference material, blank material, and quarter-core duplicates are inserted at regular intervals into the sample sequence by field personnel prior to shipping in order to independently assess analytical accuracy and precision. In addition, representative blind duplicate samples are routinely forwarded an ISO-compliant third party laboratory for additional quality control.

Cautionary Statement

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Issuer’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Issuer’s future plans, objectives or goals, including words to the effect that the Issuer or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Issuer disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

March 5, 2010